FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1	Press release dated May 28, 2003.

TransAlta powers up its first Mexican electricity plant

CALGARY, Alberta (May 28, 2003) - TransAlta Corporation (TSX:TA; NYSE:TAC) today officially began commercial operation of its new $310 million (US$202 million), 252-megawatt (MW) combined-cycle gas- and diesel-fueled Campeche power plant located in the Mexican state of Campeche in the Yucatan Peninsula. Mexico's government-owned utility, the Comision Federal de Electricidad (CFE), has purchased 100 per cent of the plant's electricity output under a 25-year contract. The facility is TransAlta's first power plant in Mexico.

"Today represents a significant milestone for TransAlta," said Steve Snyder, TransAlta President and CEO. "Mexico is a high growth market for electricity and associated international investments. Our long-term contracts in U.S. dollars with the CFE minimize our revenue risk, allowing us to grow our capacity and diversify our geographic and fuel mix."

In March 2000, the CFE selected TransAlta to build and operate the Campeche power plant. Construction started March 2001 and created over 1,000 construction jobs at peak periods. The plant will be operated with a workforce of 27 Mexican nationals. In March 2001, the CFE selected TransAlta to build and operate a second power plant in Mexico in the northern state of Chihuahua. TransAlta expects this 259-MW gas-fired plant, Chihuahua III, to come on line in third quarter 2003.

TransAlta is Canada's largest non-regulated power generation and wholesale marketing company. We have close to $9 billion in coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz, Sr. Media Relations Specialist

Daniel J. Pigeon, Director, Investor Relations

Phone:  (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

    E-mail:  investor_relations@transalta.com

Media inquiries in Mexico:

JoAnne Butler, Directora General

Phone: 011-525-552-027060

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: May 28, 2003